

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

January 13, 2009

<u>Via U.S. mail and facsimile</u>

Mr. C.E. Rick Strattan
Chief Financial Officer
CTD Holdings, Inc.
27317 N.W. 78th Avenue
High Springs, FL 32643

> **RE: Form 10-KSB for the fiscal year ended December 31, 2007**
> **File No. 000-24930**

Dear Mr. Strattan:

We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

If you have any questions regarding our review of your filings, please direct them to Lisa Haynes, Staff Accountant, at (202) 551-3424 or, in her absence, to the undersigned at (202) 551-3769.

Sincerely,

Rufus Decker
Accounting Branch Chief